Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d‑2(b) under the Securities Exchange Act of 1934
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number: 001‑34429
Subject Company’s Commission File Number: 333‑155319
Date: June 24, 2016

Summary of Shareholders' Meeting of June 22, 2016

On June 23, 2016, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing (the “Filing”) with the Argentine Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) including a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting of Pampa Energía held on June 22, 2016. An English-language translation of the Filing is attached as Exhibit 1.

Additional Information and Where to Find It

The tender offer and the exchange offer referenced in this communication have not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). If the tender offer and the exchange offer are commenced, Pampa Energía will file a tender offer statement on Schedule TO (and may later file amendments thereto) and a registration statement on Form F‑4 (and may later file amendments thereto), and Petrobras Argentina will file a Solicitation/Recommendation Statement on Schedule 14D‑9 (and may later file amendments thereto), in each case, with the SEC with respect to the tender offer and the exchange offer. Pampa Energía and Petrobras Argentina may also file other documents with the SEC regarding the transaction. THE TENDER OFFER AND EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL, AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER AND EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING SELLING OR EXCHANGING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Petrobras Argentina shares at no expense to them. The tender offer and exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pampa Energía’s Investor Relations department at +54‑11‑4809‑9500 or at investor@pampaenergia.com.

In addition to the Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

City of Buenos Aires, June 23, 2016

ARGENTINE SECURITIES COMMISSION (COMISIÓN NACIONAL DE VALORES)

25 de Mayo 175

City of Buenos Aires

BUENOS AIRES STOCK EXCHANGE (BOLSA DE COMERCIO DE BUENOS AIRES)

Sarmiento 299

City of Buenos Aires

Re.: General Ordinary and Extraordinary Shareholders’ Meeting of Pampa Energía S.A. held on June 22, 2016

Dear Sirs,

I am writing to the Buenos Aires Stock Exchange (“BCBA”) and the Argentine Securities Commission (“CNV”), in my capacity as Market Relations Manager of Pampa Energía S.A.(the “Company”), in compliance with the provisions of Section 4, Chapter II, Title II of the CNV Rules and Section 75 of the BCBA Listing Regulations.

In such regard, please find below a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting of the Company held on June 22, 2016 (the “Shareholders’ Meeting”):

1)      Appointment of shareholders to approve and sign the minutes of the Shareholders’ Meeting.

Upon a majority vote equivalent to 99.99% of present votes, the Shareholders’ Meeting resolved to appoint the representatives of the shareholders Fondo de Garantía de Sustentabilidad of the Administración Nacional de Seguridad Social (“ANSES”) and The Bank of New York Mellon (“BONY”) to approve and sign the minutes of the Shareholders’ Meeting.

2)   Consideration of the issuance of up to 320,000,000 new ordinary shares of the Company, to be paid in kind by means of a transfer to the Company of shares and/or American Depositary Receipts (“ADRs”) of Petrobras Argentina S.A. (“Petrobras Argentina”) held by owners that elect to take part in the exchange offer of shares and/or ADRs of the Company for shares and/or ADRs of Petrobras Argentina (the “Exchange Offer”), which shall be offered at the same time as the mandatory cash public tender offer of shares of Petrobras Argentina (the “Cash Tender Offer”). Consideration of the consequent capital increase of up to AR$ 320,000,000. The new shares to be issued shall be ordinary, in book-entry form, of a nominal value of AR$ 1 (one peso) each, and carry one vote per share, entitled to dividends on an equal footing with any shares currently outstanding, and shall be issued with an issue premium established by application of the exchange ratio described below. Consideration of the establishment of the exchange ratio under the Exchange Offer based on the price offered in the Cash Tender Offer, from which the following exchange ratio results: average weighted price of the Company’s shares during the 5 days prior to the opening of the period for the receipt of acceptance of offers (the “Average Pampa Price”) / Price per share of Petrobras Argentina set for the Cash Tender Offer. Delegation to the Company’s board of directors of the determination of an adjustment factor to be applied to the exchange ratio provided above plus or minus 10%, and delegation to the Company’s board of directors of the determination of all other terms and conditions of issuance. In case any offers to take part in the Exchange Offer are received for a an amount of shares exceeding the maximum amount provided for the Exchange Offer, the Company shall make a pro rata distribution among the relevant owners in accordance with the description included in the offering memorandum to be published in due time. Authorization for the Board of Directors to delegate in turn the above mentioned powers to one or more directors and/or managers of the Company. The issuance of the new shares and the capital increase shall be subject to the following conditions precedent: the closing of the transaction for the acquisition of the whole equity interest held by Petrobras Participaciones S.L., which company is the owner of Petrobras Argentina shares representing 67.1933% of the capital stock and voting rights of Petrobras Argentina, and that authorization from the Argentine Securities Commission (Comisión Nacional de Valores) and the U.S. Securities and Exchange Commission (SEC) is obtained.

The Shareholders’ Meeting, acting as Extraordinary for this item of the agenda, upon a majority vote equivalent to 99.99% of present votes, resolved to:

(i)       Approve the issuance of up to 320,000,000 new ordinary shares of the Company, to be paid in kind by means of a transfer to the Company of shares and/or American Depositary Receipts (ADRs) of Petrobras Argentina S.A. (“Petrobras Argentina”) held by owners that elect to take part in the exchange offer of shares of the Company for shares of Petrobras Argentina (the “Exchange Offer”), which shall be offered at the same time as the mandatory cash public tender offer of shares of Petrobras Argentina (the “Cash Tender Offer”).

(ii)     Approve the consequent capital increase for up to AR$ 320,000,000, it being stated for the record that such increase will represent up to 15.87% of the capital stock after the above mentioned increase is effected.

(iii)   Declare that the new shares to be issued shall be ordinary, in book-entry form, of a nominal value of AR$ 1 (one peso) each, and carry one vote per share, entitled to dividends on an equal footing with any shares currently outstanding, and shall be issued with an issue premium established by application of the exchange ratio described below.

(iv)   Fix the exchange ratio for the Exchange Offer on the basis of the price offered in the Cash Tender Offer, from which the following exchange ratio results: average weighted price of the Company’s shares during the 5 days prior to the opening of the period for the receipt of acceptance of offers (the “Average Pampa Price”) / Price per share of Petrobras Argentina set for the Cash Tender Offer.

(v)     Delegate to the Company’s board of directors the determination of an adjustment factor to be applied to the exchange ratio provided above plus or minus 10%, and delegation to the Company’s board of directors the determination of all other terms and conditions of the issuance.

(vi)   Authorize the Board of Directors to delegate in turn the above mentioned powers to one or more directors and/or managers of the Company.

(vii) Declare that the closing of the transaction (the “Transaction”) that consists of acquiring all the capital stock of Petrobras Participaciones S.L., a company that owns 67.1933% of the capital stock and votes of Petrobras Argentina S.A. (“Petrobras Argentina”), shall be a condition for the issuance of the new shares and the capital increase, and that authorization from the Argentine Securities Commission (Comisión Nacional de Valores) and the U.S. Securities and Exchange Commission (SEC) is obtained.

3)  Consideration of the suspension of first refusal rights under section 197 of the Argentine Companies Law for the subscription of the new ordinary shares of the Company to be issued if the capital increase considered under the preceding item of the Agenda is approved.

The Shareholders’ Meeting, acting as Extraordinary for this item of the agenda, upon a majority vote equivalent to 81.04% of the capital stock and votes of the Company, in accordance with sections 197 and 244 in fine of the Argentine Companies Law (Ley General de Sociedades), resolved  a suspension of first refusal rights, in accordance with article 197 of the Argentine Companies Law, in the subscription of the new ordinary shares of the Company to be issued under the considered and approved previous item of the Agenda.

4)     Consideration of an amendment to section 4 of the Corporate Bylaws (Corporate Purpose).

The Shareholders’ Meeting, acting as Extraordinary for this item of the agenda, upon a majority vote equivalent to 71.82% of the capital stock and votes of the Company, in accordance with article 244 in fine of the Argentine Companies Law, resolved to amend section 4 of the Company´s Corporate Bylaws as follows:

“SECTION FOUR: The purpose of the Company is to engage, by itself, through the intermediation of or in association with third parties, in its own name or on behalf of third parties, in Argentina or abroad, in the following activities: (a) Industrial: 1) “Operations designed to generate, transform, transport and distribute electric power; 2) Explore, exploit, prospect, detect, probe and drill hydrocarbon and any other fields, areas and/or wells, and develop mining activities generally; 3) buy, sell, lease and operate drilling equipment, any spare parts and accessories thereof and enter into any contracts, perform any acts and conduct any transactions related to mining extraction; 4), produce, process, manufacture, buy, sell, import, export and transport own or third party’s hydrocarbons and any products derived therefrom, either liquid, solid or gaseous; 5) enter into all kind of contracts for the performance of works and/or services in relation to the foregoing activities. (b) Commercial: Commercial transactions through the importation, exportation, purchase, sale, transportation and distribution of products and goods related to electric power and mining production, including the performance or provision of representation, brokerage, consignment or agency services; (c) Financial: Financial transactions generally; loans and/or capital contributions to individuals or companies in relation to actual or prospective business activities; provision of guarantees, securities and bonds for the benefit of third parties; sale, purchase and management of shares, government securities, debentures and other securities under any of the systems or forms currently existing or to be created in the future, other than transactions within the scope of the Argentine Financial Entities Law; (d) Investment: Investment activities in relation to undertakings and companies of any nature whatsoever, within the limits established by and subject to applicable laws and regulations; the company may organize or take part in the organization of companies or purchase and keep equity interests in companies currently existing or to be created in the future in Argentina or abroad, be a member of temporary business associations, business cooperation groups, joint ventures and consortiums. Also, the Company may, for investment purposes, purchase, develop and dispose of, encumber, lease as lessor or lessee, grant or receive concession rights on or enter into financial leases of real and personal property of any kind whatsoever. (e) Services: Provide services to or act as agent for itself or third parties. For the fulfillment of its corporate purposes, the Company will have full legal capacity to acquire rights and incur obligations and perform any acts not prohibited by the law or these bylaws.”

5)      Granting of authorizations for the performance of any necessary actions and filing of documents to obtain any applicable registration.

Upon a majority vote equivalent to 99.99% of present votes, resolved to grant any applicable authorizations be granted to Messrs. Gerardo Carlos Paz y/o María Agustina Montes y/o Maite Zornoza y/o Fabiana Marcela Vidal y/o María Eugenia Sánchez Nuin y/o Luis León Lomgombardo y/o María Soledad Moscara y/o Francisco Trigo Humarán y/o María Cecilia Álvarez Bollea y/o Olga Guz y/o Ivan Burin y/o Diego Salaverri y/o Victoria Hitce y/o Pablo Fernandez Pujadas y/o Marco Ferrario y/o Marcos Linares y/o Lucía Grima y/o Dana Bielski y/o Josefina Ryberg y/o Natalia Deodato y/o Natalia Ostropolsky y/o Lucia Viboud, for any necessary proceedings to be performed before the relevant agencies, including, without limitation, the filing of any documents that may be required to obtain authorization of the Exchange Offer by the CNV and the SEC, authorization for the registration of the capital increase, authorization of the public offering and trading of the shares on Mercado de Valores, and any other act that may be necessary in relation to the CNV, Mercado de Valores, the Buenos Aires Stock Exchange (in the exercise of powers delegated thereto by Mercado de Valores), the SEC and the Argentine Corporate Regulatory Authority, as the case may be.

Very truly yours,

María Agustina Montes

Market Relations Manager